Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration File No. 333-274308

Relating to Preliminary Prospectus Supplement

Dated September 29, 2023 to Prospectus Dated September 13, 2023

Term Sheet

Issuer:	LuxUrban Hotels Inc. (“LUXHP” or the “Company”)

Book running manager:	Alexander Capital, L.P. a licensed broker-dealer with FINRA

Security:	13.00% Series A Cumulative Redeemable Preferred Stock (“Preferred Stock”)

Proposed Nasdaq Listing Symbol:	LUXHP (Nasdaq)

Shares Offered:	280,000 shares

Over-Allotment Option:	42,000 shares
Trade Date:	October 24, 2023

Settlement and Delivery Date:	October 26, 2023

Public Offering Price:	$25.00 liquidation preference per share; $7,000,000 in aggregate liquidation preference (assuming the over-allotment option is not exercised)

Underwriting Discount:	$1.75 per share; $490,000 total (assuming the over-allotment option is not exercised)

Dividend Rate:	13.00% per annum ($3.25 per share per annum)

Dividend Payments:	Monthly on the last day of each calendar month ($0.2708333 per share per month); commencing on November 30, 2023 in the amount of $0.315972 per share

Liquidation Preference:	$25.00 per share

Term/Maturity Date:	No maturity

Optional Redemption:	At any time or from time to time on or before October 26, 2026, the Company may, at its option, redeem the Preferred Stock, in whole or in part, at a redemption price equal to $26.00 per share of Preferred Stock, plus an amount equal to accrued and unpaid dividends (whether or not declared) on the Preferred Stock up to, but not including, the date of such redemption, upon written notice.

At any time or from time to time on or after October 26, 2026, the Company may, at its option, redeem the Preferred Stock, in whole or in part, at a redemption price equal to $25.50 per share of Preferred Stock, plus an amount equal to accrued and unpaid dividends (whether or not declared) on the Preferred Stock up to, but not including, the date of such redemption, upon written notice.

Special Optional Redemption	If a Change of Control or Delisting Event occurs prior to October 26, 2024, the Company shall, within 120 days after the first date on which such Change of Control or Delisting Event occurred, redeem the Preferred Stock, in whole or in part, by paying $25.00 per share of Preferred Stock, plus an amount equal to any accrued and unpaid dividends (whether or not declared) to, but not including, the date of such redemption. If a Change of Control or Delisting Event occurs on or after October 26, 2024, the Company may, at its option, within 120 days after the first date on which such Change of Control or Delisting Event occurred, redeem the Preferred Stock, in whole or in part, by paying $25.00 per share of Preferred Stock, plus an amount equal to any accrued and unpaid dividends (whether or not declared) to, but not including, the date of such redemption

Exchange Rights

On or after October 26, 2024, upon the occurrence of a Delisting Event or Change of Control, as applicable, each holder of outstanding shares of Preferred Stock shall have the right, unless, on or prior to the Delisting Event Exchange Date or Change of Control Exchange Date, as applicable, the Company has provided or provides notice of its election to redeem the Preferred Stock, to exchange some or all of the Preferred Stock held by such holder on the Delisting Event Exchange Date or Change of Control Exchange Date, as applicable, into shares of the Company’s common stock.

Share Cap: 13.4048

Exchange Cap: Subject to certain adjustments, the Exchange Cap will not exceed 3,753,344 shares of the Company’s common stock issuable or deliverable, as applicable, subject to proportionate increase to the extent the underwriters’ over-allotment option to purchase additional shares of Series A Preferred Stock is exercised, not to exceed 4,316,345 shares of the Company’s common stock in total.

Voting Rights	Holders of Preferred Stock generally will have no voting rights. Whenever dividends on any shares of Preferred Stock shall be in arrears for eighteen (18) or more consecutive or non-consecutive monthly periods, the holders of Preferred Stock and the holders of all other classes or series of preferred stock of the Company ranking on parity with the Preferred Stock with respect to payment of dividends and the distribution of assets upon the Company’s liquidation, dissolution or winding up and upon which like voting rights have been conferred, and are exercisable and with which the holders of Preferred Stock are entitled to vote together as a single class voting together as a single class, shall be entitled to vote for the election of a total of two additional directors to serve on the Board of Directors of the Company until all dividends accumulated and unpaid on such Preferred Stock for all past dividend periods shall have been fully paid. If and when all accumulated dividends on such Series A Preferred Stock for all past dividend periods shall have been fully paid, the right of the holders of Preferred Stock to elect such additional two directors shall immediately cease.

CUSIP	21985R 204

Use of Proceeds:	The Company plans to use the net proceeds from this offering to lease additional accommodation units and for general corporate purposes.

General

This Pricing Term Sheet is qualified in its entirety by reference to the preliminary prospectus supplement, dated September 29, 2023. The information in this Pricing Term Sheet supplements the preliminary prospectus supplement and supersedes the information in the preliminary prospectus supplement to the extent it is inconsistent with the information in the preliminary prospectus supplement. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the preliminary prospectus supplement.

The Company has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the prospectus supplement in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling Alexander Capital, L.P. at 212-687-5650.

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